April 4, 2012

VIA EDGAR CORRESPONDENCE FILE

Mr. Carlos Pacho

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cooper Industries plc (“Cooper”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 21, 2012

Definitive Proxy Materials on Schedule 14A Filed March 13, 2012

File No. 1-31330

Dear Mr. Pacho:

This is in response to the comment letter dated March 23, 2012 with respect to the above referenced file. Cooper has requested an extension to respond to the comment letter until April 20, 2012. I understand the extension is acceptable to the SEC.

Sincerely,

/s/ Rick L. Johnson

Rick L. Johnson

Vice President, Controller

and Chief Accounting Officer